Filed by Namib Minerals

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Hennessy Capital Investment Corp. VI

Commission File No.: 001-40846

Filed February 12, 2025

The material below is reproduced from an article published online by SE ASIA CONSULTING PTE LTD at seasia-consulting.com on February 10, 2025, as updated on February 12, 2025.

Namib Minerals: Redefining Gold and Battery Metals Mining in Africa

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Namib Minerals’ Strategic Growth Plan with Greenstone Corporation’s Legacy

Namib Minerals is aiming to continue Greenstone Corporation’s legacy as an emerging force in Africa’s gold and battery metals mining sector. With a portfolio spanning Zimbabwe and the Democratic Republic of Congo (DRC), Greenstone Corporation is committed to responsible mining, operational efficiency, and long-term value creation. Namib Minerals has announced a proposed business combination in the United States with Hennessy Capital Acquisition Corp. VI, pursuant to which Namib Minerals would become a public company and inherit Greenstone Corporation’s portfolio and strategic plan. Pending this business combination, Namib Minerals is aiming to fund the expansion, optimization, and redevelopment of Greenstone Corporation’s gold mines in Zimbabwe and the exploration of high-potential copper and cobalt assets in the DRC.

Ibrahima Tall – CEO of Greenstone Corporation and Namib Minerals

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Ibrahima Tall is a veteran mining executive with over 25 years of experience in Africa’s resource sector. He has played a pivotal role in optimizing mining operations across the continent, from increasing production at Guinea’s Kiniero Gold Mine to spearheading the growth of Semafo’s Mana project in Burkina Faso. His tenure in the industry has been marked by operational excellence, strategic expansions, and value-driven leadership.

Ibrahima is currently Chief Executive Officer at Greenstone Corporation, Namib Minerals’ affiliate and proposed operating arm, which owns the mining and exploration portfolio. At Greenstone Corporation, Ibrahima has successfully restructured operations to improve efficiency and stability. Ibrahima is also the Chief Executive Officer of Namib Minerals, and in that position, pending the proposed business combination, he intends to lead the company through an ambitious growth phase, aiming to fund the restart of the Mazowe and Redwing mines in Zimbabwe and further the expansion into battery metals exploration in the DRC.

Pending the consummation of the proposed business combination including a proposed listing on Nasdaq, if approved, Ibrahima intends to leverage his veteran leadership experience to position Namib Minerals as a key player in the African mining landscape, attract investment, scale operations, and unlock the full potential of its resource base.

Q&A with Ibrahima Tall – CEO of Greenstone Corporation and Namib Minerals

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Could you provide an overview of Namib Minerals’ current operations and its strategic vision for the future?

Greenstone Corporation, the proposed operating arm of Namib, is currently is focused on building a diversified and sustainable mining portfolio, spanning Zimbabwe and the Democratic Republic of Congo (DRC). Our commitment to unlocking value is reflected in both our operational mines and our future-focused strategies.

In Zimbabwe, we have three mining assets:

•	How Mine – This is our flagship underground operation with a milling capacity of approximately 40 Ktpm (kilotons per month). We have an ambitious expansion plan underway, aiming to increase its capacity to 47 Ktpm by the third quarter of 2025.

•	Mazowe Mine and Redwing Mine – These historically productive mines have been under care and maintenance since 2019. We have detailed plans to restart commercial production at these sites, leveraging modern mining techniques to enhance efficiency and output, and we expect that the restarts could be completed in a 24- to 30-month period subject to receipt of project financing

In the DRC, Greenstone Corporation holds an interest in 13 prospective exploration permits. These assets include areas close to established operations such as the Kamoa-Kakula mine operated by Ivanhoe Mines and Zijin Mining. Our initial focus here is on completing feasibility studies.

With over 22 years of mining experience on the African continent, Namib Minerals and its predecessor companies, including Greenstone Corporation, brings a wealth of expertise and a steadfast commitment to growth. Our vision is to scale up production in existing assets while exploring new opportunities in the southern African mining landscape. This dual focus is intended to ensure that we continue to deliver value for our stakeholders while contributing to regional economic development.

What are the anticipated timelines and key milestones for restarting the Mazowe and Redwing gold mines in Zimbabwe?

The restart of the Mazowe and Redwing gold mines is a carefully planned and phased process, with key milestones in place to ensure a smooth transition from care and maintenance back into full production. We are preparing to begin restarts at both mines, with an initial emphasis on comprehensive evaluations, environmental rehabilitation, and technical studies. We expect operations could recommence within the next 24 to 30 months period subject to receipt of financing.

1.	Scoping and Prefeasibility Studies: We’ve already initiated scoping and prefeasibility studies, which are anticipated to be completed within 9 to 15 months.

2.	Dewatering: We intend to dewater the mines, primarily at Redwing, to prepare the mines for recommencement of operations. We anticipate that this step will take approximately 12 to 15 months.

3.	Feasibility Studies:
Feasibility studies are scheduled for Q4 of 2025, and these studies will be conducted by an independent consulting firm. They will validate assessments and help to ensure that we proceed with a solid, data-driven approach to mine restart.

4.	Construction and Mining Infrastructure:
Once the feasibility studies and other preparation steps are completed, we will begin plant construction, mining infrastructure installation, and the development of other mine facilities.

The progress of the restarts are contingent on securing the necessary funding, and we are actively evaluating financing options for this next phase.

How does Namib Minerals plan to finance the redevelopment of the Mazowe and Redwing mines?

To finance the redevelopment, we plan to leverage Private Investment in Public Equity (PIPE) funding as an initial source of capital. This will allow us to finance the early stages of the project, such as the scoping studies and environmental preparation. Additionally, we plan to raise additional funds we are publicly listed, pending the consummation of the business combination and once approved by Nasdaq, which will compliment the PIPE funding and provide a long-term solution to our capital needs.

In summary, through a combination of PIPE funding, our existing capital resources, and capital raised from the listing, we are confident in our ability to secure the US$300 million needed to finance the redevelopment of the Mazowe and Redwing mines, positioning both projects for long-term success.

What measures are in place to mitigate operational risks associated with restarting historically significant gold mines in Zimbabwe?

Mitigating operational risks is a critical component of our strategy as we work to restart the Mazowe and Redwing mines. To help address these risks, we will conduct comprehensive Feasibility Studies, which will serve as a key tool to aid in identifying, assessing, and mitigating potential operational challenges.

Given that these are not new projects, but rather historically productive mines, we have the advantage of extensive knowledge about the historical operations. We previously worked with the geology, metallurgy, and processing methods at both mines, and this foundational understanding significantly reduces the uncertainty typically associated with restarting mining operations.

Our team is confident in our ability to navigate challenges because we are already familiar with the specifics of the operations. The feasibility studies will provide a layer of independent analysis which we anticipate will help us fine-tune our approach, and help us address issues that may arise in the restart phase. As we progress, we will work to proactively mitigate identified risks, applying our in-house expertise and experience to advance the successful and sustainable reopening of both mines.

Could you elaborate on the company’s exploration activities in the Democratic Republic of Congo, particularly concerning copper and cobalt prospects?

We currently have an interest in 13 exploration permits in the Democratic Republic of Congo (DRC), Our interest in the permits is governed by an agreement with two counterparties that hold the permits.  Pursuant to the agreement we have the right to assist in assessing the value of the permits, and upon such valuation, we and the counterparties have agreed to form a joint venture to which the permits will be transferred. Initially, these permits were granted as exploration permits, but we are working towards converting into them to exploitation permits. This conversion is anticipated to provide us with long-term rights—up to 25 years—on these assets, further solidifying our commitment to the DRC as a key region for growth.

These permits are strategically located in areas that are in close proximity to some of the world’s top mining operations, such as the Kamoa-Kakula mine, which we anticipate will position us advantageously for both exploration and potential development. Over the past few years, we’ve already conducted exploration work on several of these permits, including diamond drilling, which has indicated promising results.

Our initial focus will be on advancing exploration in these areas. We plan to conduct additional drilling on the most advanced targets to define resources and expand our geological knowledge. This process will continue as we aim to define and delineate resources within these licenses.

We are also working on securing additional exploration opportunities, which is anticipated to strengthen our portfolio in the region.

Our long-term goal in the DRC is to continue advancing these exploration projects, with a focus on copper and cobalt, and eventually transition them into mining operations, contributing to the growing demand for these critical minerals.

How does Namib Minerals intend to navigate the regulatory and political landscapes in Zimbabwe and the DRC to ensure smooth operations?

Namib Minerals has extensive experience navigating both the regulatory and political landscapes in Zimbabwe and the Democratic Republic of Congo (DRC), and we leverage this expertise to help navigate the regulatory processes and ensure smooth operations in both countries.

In Zimbabwe, we have been operating since 2002, with nearly 23 years of experience in the country. Our operating entities are fully registered with the Zimbabwe Investment Development Agency (ZIDA), an agency designed to support foreign investors by providing essential information and administrative assistance throughout the investment cycle.

Our How Mine is also a member of the Zimbabwe Chamber of Mines, an influential body that works to protect and promote the mining industry in Zimbabwe. This membership provides us with direct access to key authorities, including the Ministry of Mines, Ministry of Foreign Affairs, and Ministry of Finance and International Trade, which we believe positions us to better address regulatory issues as they may arise. As we prepare to resume operations at Redwing and Mazowe, we expect that both mines will also join the Chamber of Mines.

Members of our management team combined with our predecessors have had experience operating in the DRC since 2017, which has given us a deep understanding of the local regulatory landscape. While the DRC’s political and regulatory environment can be complex, Namib Minerals has built strong relationships with both local stakeholders and government entities. Our African executive  team, understands the intricacies of doing business in Africa and are well positioned to navigate obstacles that arise.

What are the company’s strategies for managing environmental and social responsibilities in its mining operations?

Namib Minerals operations have helped support mining towns established near our mines, such as How Mine for over 23 years.

As part of our ongoing efforts to ensure we work with communities, in Zimbabwe we sponsor the school of mines and ensure that we employ from within the relevant mining community. This form of initiative also dovetails with our commitment to fund clinics within the community which offers medical services to all members of the community at no cost.

Can you discuss the experience and track record of Namib Minerals’ leadership team in managing mining projects in Africa?

We are a highly experienced team with a proven track record in managing and optimizing mining operations across Africa.

I Ibrahima Tall, have been in the mining industry for over 25 years, and throughout my career, I’ve had the privilege of working across various regions in Africa, overseeing mining projects and optimizing operations. My journey began at the Kiniero Gold Mine in Guinea, where I played a pivotal role in increasing production from 25kozpa to 55kozpa. Later, I contributed to the development of Semafo’s Samira Hill Mine in Niger, where I addressed stability issues and trained technical teams.

My next role took me to Burkina Faso, where I joined Semafo’s Mana project. I started the mining operations there and helped build the team and infrastructure, leading to a remarkable increase in production from 75kozpa in 2008 to 255kozpa through three plant expansions. In 2020, Endeavour Mining acquired Semafo for approximately US$735M, which was a significant milestone in my career.

Before joining Namib Minerals, I served as the Chief Operating Officer at Greenstone Corporation, and its predecessor companies since January 2019 and as Chief Executive Officer since June 2022.  At Greenstone Corporation, I continue to lead the restructuring of its operations, improving efficiency, and stabilizing the company. Since taking the helm at Namib Minerals, we’ve already started making significant strides at How Mine, and we plan to achieve similar success with restarting the Mazowe and Redwing mines.

I’m fortunate to work alongside an incredibly experienced team, including Tulani Sikwila as our CFO, who has been with Namib and its predecessor companies for over 20 years, and Sphesihle Mchunu, our Legal Counsel, who brings 10+ years of expertise in corporate law, energy, and mining. The team’s deep industry knowledge and dedication have been critical in stabilizing our operations, and together, we are well-positioned to drive the next phase of growth at Namib.

With the team’s collective experience and expertise, we are confident that Namib Minerals will continue to thrive and become a leading mining company.

What are the expected production volumes and cost profiles for the How Mine, Mazowe, and Redwing mines over the next five years?

In terms of our production outlook, we are targeting steady expansion and restart progress across all three mines—How, Mazowe, and Redwing. While we are unable to disclose specific production volumes or exact cost figures estimates, I can share that over the next five years, we aim to maintain discipline around operating costs, including the average cash cost per ounce of gold while increasing production.

With the current gold price, we believe this cost structure positions us for strong profitability. The key will be maintaining strict operational controls, optimizing efficiencies, and fully utilizing the upcoming expansions at all three mines.

How does Namib Minerals plan to leverage its Nasdaq listing to enhance shareholder value and attract further investment?

Pending the consummation of the proposed business combination, the anticipated Nasdaq listing once approved is a strategic move that we believe will significantly enhance our ability to attract both investment and capital. By being listed, we anticipate having a more accessible platform for raising funds, which should allow us to invest in the expansion and restarts of our mines. This is anticipated to not only drive revenue growth but also create value for shareholders as we expand.

Additionally, we also expect that the listing will better enable us to secure further investment for our exploration activities, helping to grow our mineral resources across all of our properties, particularly in regions like Southern Africa where we have extensive operations and listing positioning us to take full advantage of the opportunities in these highly prospective areas.

How does Namib Minerals plan to position itself in the global market, particularly concerning the growing demand for battery metals?

Namib Minerals aims to be an active player in the global battery metals market, particularly focusing on the DRC, which holds immense potential. Our strategy involves transitioning from being solely a gold producer to diversifying into both gold and battery metals, recognizing the growing demand for these essential materials used in electric vehicles and energy storage and we see a significant opportunity in the DRC.

As part of our expansion plans, our goal is not just to export raw materials, but to add value locally, participating in the value chain by processing and refining the metals within the country, thereby supporting local economies and industries.

*Article updated on February 12, 2025

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Important Information for Investors and Stockholders

In connection with the proposed business combination, Namib Minerals and Greenstone Corporation (“Greenstone”), as co-registrant, have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a prospectus with respect to Namib Minerals’ securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of Hennessy Capital Investment Corp. VI’s (“HCVI”) common stock in connection with HCVI’s solicitation of proxies for the vote by HCVI’s stockholders with respect to the proposed business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HCVI plans to file the definitive Proxy Statement with the SEC and to mail copies to stockholders of HCVI as of a record date to be established for voting on the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Namib Minerals or HCVI may file with the SEC. Before making any investment or voting decision, investors and security holders of HCVI and Greenstone are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about Greenstone, HCVI, Namib Minerals and the proposed business combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Namib Minerals and HCVI through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Namib Minerals and HCVI may be obtained free of charge from HCVI’s website at hennessycapllc.com or by directing a request to Nicholas Geeza, Chief Financial Officer, PO Box 1036, 195 US Hwy 50, Suite 309, Zephyr Cove, Nevada 89448; Tel: (775) 339-1671. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Forward Looking Statements

All statements other than statements of historical facts contained in this communication, including statements regarding HCVI’s, Greenstone’s, or Namib Minerals’ future financial position, results of operations, business strategy, and plans and objectives of their respective management teams for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “aim,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “goal,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” “vision,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, HCVI’s, Greenstone’s, or their respective management teams’ expectations concerning the outlook for their or Namib Minerals’ business, productivity, plans, and goals for future operational improvements, growth and capital investments, operational and cost performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, the restart of Greenstone’s Mazowe mine and the Redwing mine and related expansion plans, capital expenditure plans and timeline, the development and goals of the prospective exploration licenses in the Democratic Republic of Congo (the “DRC”), mineral reserve and resource estimates, production and other operating results, productivity improvements, expected net proceeds, including from any PIPE investment, expected additional funding, the percentage of redemptions of HCVI’s public stockholders, growth prospects and outlook of Namib Minerals’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Greenstone’s exploration and production projects, as well as any information concerning possible or assumed future results of operations of Namib Minerals. Forward-looking statements also include statements regarding the expected benefits of the proposed business combination. The forward-looking statements are based on the current expectations of the respective management teams of Greenstone and HCVI, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of HCVI’s securities; (ii) the risk that the proposed business combination may not be completed by HCVI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HCVI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the adoption of the business combination agreement relating to the proposed business combination (the “Business Combination Agreement”) by the stockholders of HCVI and Greenstone, the satisfaction of the $25 million minimum cash amount following redemptions by HCVI’s public stockholders and the receipt of certain regulatory approvals; (iv) market risks, including the price of gold; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the proposed business combination on Greenstone’s business relationships, performance, and business generally; (vii) the outcome of any legal proceedings that may be instituted against Greenstone or HCVI related to the Business Combination Agreement or the proposed business combination; (viii) failure to realize the anticipated benefits of the proposed business combination; (ix) the inability to maintain the listing of HCVI’s securities or to meet listing requirements and maintain the listing of Namib Minerals’ securities on the Nasdaq; (x) the inability to remediate the identified material weaknesses in Greenstone’s internal control over financial reporting, which, if not corrected, could adversely affect the reliability of Greenstone’s and Namib Minerals’ financial reporting; (xi) the risk that the price of Namib Minerals’ securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Namib Minerals plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure; (xii) the inability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, identify and realize additional opportunities, and manage its growth and expanding operations; (xiii) the risk that Greenstone may not be able to successfully develop its assets, including expanding the How mine, restarting and expanding its other mines in Zimbabwe or developing its exploration permits in the DRC; (xiv) the risk that Greenstone will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xv) political and social risks of operating in Zimbabwe and the DRC; (xvi) the operational hazards and risks that Greenstone faces; and (xvii) the risk that additional financing in connection with the proposed business combination may not be raised on favorable terms, in a sufficient amount to satisfy the $25 million (post-redemptions) minimum cash amount condition to the Business Combination Agreement, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither HCVI nor Greenstone presently know or that HCVI and Greenstone currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this communication and the other risks and uncertainties described in the “Risk Factors” section of HCVI’s Annual Report on Form 10-K for the year ended December, 31, 2023, which was filed with the SEC on March 29, 2024, the risks described in the Registration Statement, which includes the Proxy Statement, and those discussed and identified in filings made with the SEC by HCVI and Namib Minerals from time to time. Namib Minerals, Greenstone and HCVI caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this communication speak only as of the date of this communication. None of Greenstone, HCVI, or Namib Minerals undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Greenstone, HCVI, or Namib Minerals will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed business combination, in HCVI’s or Namib Minerals’ public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

Participants in the Solicitation

Greenstone, HCVI, Namib Minerals and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HCVI’s stockholders in connection with the proposed business combination. For more information about the names, affiliations and interests of HCVI’s directors and executive officers, please refer to HCVI’s annual report on Form 10-K filed with the SEC on March 29, 2024 and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HCVI’s stockholders generally, are included in the Registration Statement and the Proxy Statement. Stockholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.